186 North Avenue East Cranford, New Jersey (908) 497-9990

July 13, 2009

U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549-3010
Attention:	Mark Rakip Staff Accountant

Re:	Beacon Energy Holdings, Inc. Item 4.01 Form 8-K Filed July 13, 2009 File No. 333-147261

Dear Mr. Rakip:

Beacon Energy Holdings, Inc. (“Beacon” or the “Company”) is in receipt of your letter of July 13, 2009 setting forth the comments of the Securities and Exchange Commission (the “Commission”) to the Company’s Current Report on Form 8-K filed July 13, 2009 (the “8-K”).  The changes suggested in your letter have been made and incorporated into a Form 8-K/A filed today.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

Carlos E. Agüero
Chairman and Director